FORM OF PROXY
Proxy Solicited by the Management of the Company from Holders of Common Shares

The undersigned shareholder of Cambior Inc. (the "Company") hereby appoints Mr. Guy G. Dufresne or, failing him, Mr. Louis Gignac, or instead of the foregoing, (*)_______________ as proxyholder for the undersigned to attend, vote and act on behalf of the undersigned at the Special General Meeting of Shareholders of the Company to be held on Tuesday, November 7, 2006, at 10:30 a.m. (Montreal time) in the Ballroom of the Marriott Château Champlain, 1050 De La Gauchetière Street West, Montreal, Québec, Canada (the "Meeting"), and at any adjournment thereof, with full power of substitution and all the powers which the undersigned could exercise if personally present, including the authority to vote, upon any ballot, at the said proxyholder's discretion, unless herein otherwise specified. This proxy revokes any and all previous appointments of proxyholders.

The said proxyholder will vote in accordance with the following (please check appropriate box):

1)	Resolution attached as Appendix A to the management information circular of the Company dated October 3, 2006 (the "Circular") ratifying the arrangement pursuant to Sections 49 and
	123.107 of the Companies Act	(Québec):

	Vote FOR 	Vote AGAINST 

The Common Shares represented by this proxy will be voted for or against, as specified by the shareholder in respect of the above-indicated matter, but if no such specification is made, the proxyholders designated above will VOTE FOR the above matter, as stated in the accompanying Circular.

(*) A shareholder has the right to appoint, as proxyholder, a person other than the persons whose names are printed on this Form of Proxy, by striking those names and inserting in the space provided for that purpose the name of such other person. The person chosen as proxyholder need not be a shareholder of the Company.

Dated	2006
		Name - Please print	Signature of Shareholder
			(Companies and institutions are requested to attach a certified resolution authorizing the signature.)

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendments or variations to matters identified in the Notice of Special General Meeting of Shareholders or other matters that may properly come before the Meeting. Management is not aware of any such amendments, variations or other matters to be presented at the Meeting.

Please consult the attached Circular for further information.

If the Form of Proxy is not dated, it will be deemed to bear the date on which it was sent by management.

A shareholder who is unable to attend the Meeting is requested to complete, date and sign this Form of Proxy and return it in the enclosed envelope. In order to be valid, this Form of Proxy must be received by (i) CIBC Mellon Trust Company, Proxy Unit, 2001 University Street, 16th Floor, Montreal, Québec, H3A 2A6 or (ii) CIBC Mellon Trust Company, 320 Bay Street, Banking Hall, Toronto, Ontario, M5H 4A6 or by facsimile at (416) 368-2502, no later than 5:00 P.M. (Montreal time) on November 3, 2006.

(Version française - Voir au verso)